UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 10) *

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Gary P. Fayard
Executive Vice President and Chief Financial Officer
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Bernhard Goepelt Senior Vice President, General Counsel and Chief Legal Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121

6/25/2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
-----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* OO (limited liability company)

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% of the shares of Series A Common Stock, no par value, outstanding;
11.0% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

ATTACHMENT A

Coca-Cola de Chile S.A. owns directly 40,552,802 shares of Series A Common Stock, no par value (“Series A Stock”), and 40,552,802 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”).

Servicios y Productos Para Bebidas Refrescantes S.R.L. owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina.

Coca-Cola de Chile S.A. and Servicios y Productos Para Bebidas Refrescantes S.R.L. are direct subsidiaries of The Coca‑Cola Export Corporation; and The Coca-Cola Export Corporation is a direct wholly owned subsidiary of The Coca‑Cola Company.

ATTACHMENT B

The reporting persons have been informed by Andina that a total of 380,137,271 shares of Series A Stock and a total of 380,137,271 shares of Series B Stock were outstanding as of June 27, 2012.

AMENDMENT NO. 10
TO
STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 10 amends and supplements the original Schedule 13D filed on September 16, 1996 by The
Coca-Cola Company and certain of its subsidiaries, as amended by Amendments 1 through 9 (as further amended by this Amendment No. 10, the “Schedule 13D”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca‑Cola Company (“KO”), KO's direct wholly owned subsidiary, The Coca‑Cola Export Corporation (“Export”), each of which companies is a Delaware corporation having its principal executive offices at One Coca‑Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676‑2121, and KO's indirect wholly owned subsidiaries, Coca-Cola de Chile S.A. (“CC Chile”), a company organized under the laws of the Republic of Chile having its principal executive offices at Av. Presidente Kennedy 5757, Piso 12, Las Condes, Santiago, Chile, telephone 56 2 426 3000, and Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca‑Cola de Argentina S.A.) (“CC Argentina”), a limited liability company organized under the laws of the Republic of Argentina having its principal executive offices at Paraguay 733, 1057, Buenos Aires, Argentina, telephone 541‑319‑2000 (CC Chile and CC Argentina, together with Export and KO, the “Reporting Persons”).
KO is the world's largest beverage company. KO owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. KO owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing KO's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

On March 30, 2012, Andina, Inversiones Freire Limitada, now known as Inversiones Freire S.A. (“Freire One”) and Inversiones Freire Dos Limitada, now known as Inversiones Freire Dos S.A. (“Freire Two” and, together with Freire One, sometimes referred to as “Freire”), the controlling shareholders of Andina, Embotelladoras Coca-Cola Polar S.A. (“Polar”) and Inversiones Los Aromos Limitada (“Los Aromos”), the controlling shareholder of Polar, announced that they agreed, subject to certain conditions and approvals, including approval from KO, on the terms of a possible merger of Polar into Andina (the “Merger”).

On the same date, Coca-Cola Interamerican Corporation, a wholly owned direct subsidiary of KO (“Interamerican”), CC Chile and CC Argentina (the “KO Shareholders”) entered into a Letter of Understanding (the “LOU”) with Freire and Los Aromos (together, the “Majority Shareholders”) confirming the parties' interest in amending the Shareholders' Agreement dated as of September 5, 1996 among KO, Interamerican (which subsequently transferred its shares of Series A Common Stock and Series B Common Stock of Andina to CC Chile), CC Argentina, Bottling Investment Limited and Freire, as amended by Amendment No. 1 dated as of December 17, 1996 (the “Shareholders' Agreement”) and the Stock Purchase Option Agreement and Custody Agreement (Contrato de Opción de Compra de Acciones y Contrato de Custodia) entered into on September 5, 1996 among Freire, KO, Interamerican, CC Argentina, Andina and Citibank, N.A., as amended on December 17, 1996 (the “Option Agreement”) to add Los Aromos and its owners as parties and to make certain other changes to the Shareholders' Agreement and the Option Agreement, including, among other things, to add to the Shareholders' Agreement certain provisions relating to KO special voting rights. Certain of the terms of the LOU were described in Amendment 9 to the Schedule 13D.

As contemplated by the LOU and in anticipation of completion of the Merger, the KO Shareholders, the Majority Shareholders and the following individuals who are beneficial owners of the Majority Shareholders: José Said Saffie, José Antonio Garcés Silva (senior), Gonzalo Said Handal, Alberto Hurtado Fuenzalida, Patricia Claro Marchant, María Soledad Chadwick Claro, Eduardo Chadwick Claro, María Carolina Chadwick Claro and María de la Luz Chadwick Hurtado (such individuals are collectively referred to as the “Majority Shareholders Partners”) entered into an Amended and Restated Shareholders' Agreement dated as of June 25, 2012 (the “Restated Shareholders' Agreement”). Interamerican was a party to the LOU and is a party to the Restated Shareholders' Agreement, among other things, because it is a shareholder of Polar and, therefore, it is anticipated that it will receive shares of Andina stock when the Merger is completed.

Certain of the terms of the Restated Shareholders' Agreement, including certain of the proposed amendments to the Option Agreement, are described in Item 6.

KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

(i)	the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

(ii)
possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iii)
the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO	SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

RESTATED SHAREHOLDERS' AGREEMENT

As contemplated by the LOU and in anticipation of the completion of the Merger, the KO Shareholders, the Majority Shareholders and the Majority Shareholders Partners entered into the Restated Shareholders' Agreement dated as of June 25, 2012.

Certain of the terms of the Restated Shareholders' Agreement, including certain of the proposed amendments to the Option Agreement, are described below.

Board Representation

Pursuant to the Restated Shareholders' Agreement, the KO Shareholders and the Majority Shareholders (collectively, the “Shareholders”) agreed that the Board of Directors of Andina shall consist at all times of not more than 14 members. The KO Shareholders shall be entitled to nominate at least two members to the Board of Directors of Andina. At every annual meeting and at any special meeting of Shareholders called for the purpose of electing directors of Andina, the KO Shareholders shall vote all of their Shares in favor of the election of the nominees for directors designated by the KO Shareholders, and the Majority Shareholders shall vote such number of Shares owned, directly or indirectly, by them as may be necessary (after taking into account the Shares voted by the KO Shareholders) to cause the election of such KO nominees. In the event of any vacancy on the Board of Directors of Andina occasioned by the death, incapacity, resignation or removal of a director nominated by the KO Shareholders, each Shareholder will vote all Shares which the Shareholder owns to fill such vacancy with the nominee designated by the KO Shareholders. The Shareholders will take all such action as may be necessary to promptly fill such vacancy, including the calling of a shareholders' meeting.

If the KO Shareholders, in their sole discretion, determine to remove a director which the KO Shareholders had previously so nominated and so notify the other Shareholder in writing, each Shareholder agreed promptly to vote all Shares which the Shareholder owns in favor of the removal of such director.

The right of the KO Shareholders to nominate directors shall terminate as described under “Termination” below.

Special Voting Matters

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that, subject to applicable Chilean law, the following matters will require (i) approval by the Board of Directors of Andina at a duly convened Board of Directors meeting, and (ii) the affirmative vote of at least one of the directors nominated by the KO Shareholders at the relevant Board of Directors meeting:

(a)	any amendment to the articles of association or by-laws of Andina or any subsidiary thereof;

(b)	any sale or disposal of substantially all the assets of Andina or any subsidiaries thereof;

(c)	any amendment to the Code of Business Conduct;

(d)
the approval by Andina or any of its subsidiaries of the annual business plan or any material amendment to the annual business plan, including the annual budget for investments, financing (including profit distribution as part of the annual financing structure), research and development, or operations;

(e)
in respect of Andina, any resolution about the payment of dividends (either on an interim or definitive basis) of Andina (on a consolidated basis) or of any other kind of distribution to the shareholders which has a similar economic effect, for an amount in excess of 66% percent of the net profit of the current fiscal year (in case of interim dividends) or of the preceding fiscal year (in case of definitive dividends), without duplication;

(f)
in respect of Andina or any of its subsidiaries, (i) any acquisition or transfer of any interest in another entity or business enterprise; (ii) the formation of or participation in any company, joint venture or other similar entity; or (iii) the purchase or any acquisition of any assets for an amount equal to or in excess of the equivalent to US$50,000,000, whether in a single or series of transactions in a 12 consecutive months period;

(g)
any sale, lease, exchange, transfer, mortgage, pledge or any other disposal of fixed assets of Andina or any of its subsidiaries, with a market value in excess of the equivalent to US$50,000,000, whether in a single or in a series of transactions in a 12 consecutive months period;

(h)
(i) any merger, share exchange, consolidation, corporate reorganization, transformation, formation and incorporation of subsidiaries and/or affiliates (coligadas) or any other similar transaction involving Andina or any of its subsidiaries; (ii) the dissolution or liquidation of Andina or any of its subsidiaries; or (iii) filing by Andina or any of its subsidiaries for voluntary bankruptcy or of any proposal for a creditors agreement, or the insolvency of Andina or any of its subsidiaries, unless filing for their own bankruptcy is legally mandatory;

(i)
the acquisition or initiation of any new business or the interruption or reduction of a significant part of the business of Andina or any of its subsidiaries, including the interruption or significant reduction of a business or production line;

(j)
(i) capital expenditures and investments (e.g. leasing with purchase option, construction of a warehouse or storage, expansion of production capacity, engineering or architectural work for a plant, development of IT systems, etc.) by Andina or any of its subsidiaries in excess of the equivalent to US$75,000,000, whether in a single or in a series of transactions in a 12 consecutive months period; (ii) granting any collateral over the assets of Andina or any of its subsidiaries in excess of the equivalent to US$75,000,000; or (iii) any guarantee by Andina or any of its subsidiaries thereof in favor of any debts, credits or other obligations in excess of the equivalent to US$75,000,000, except for any guarantee granted by Andina in favor of its subsidiaries; and

(k)	at any shareholders' meeting of Andina or any of its subsidiaries, the granting of any loan to any Majority Shareholder or a Related Party thereto;

For purposes of clauses (a) to (j) above, the term “subsidiary” includes any entity controlled by Andina; and “Related Party” has the meaning set forth in article 100 of Law 18,045, Securities Market Law.

Pursuant to the Restated Shareholders' Agreement, the Majority Shareholders agreed to cause the directors nominated by them to vote against the matters set forth in clauses (a) to (j) above or withdraw the motion in that regard submitted to approval, unless at least one of the directors nominated by the KO Shareholders votes in favor of the relevant matter.

In addition, the Shareholders agreed that the matters set forth in clauses (a) to (j) above will require (i) approval by the shareholders of Andina at a duly convened shareholders' meeting, and (ii) the affirmative vote of all the shares belonging to the KO Shareholders at the relevant shareholders' meeting. Therefore, the Majority Shareholders agreed to vote their shares of capital stock of Andina against the matters set forth in clauses (a) to (j) above or withdraw the motion in that regard submitted to approval, unless the KO Shareholders vote in favor of the relevant matter.

Code of Business Conduct

Pursuant to the Restated Shareholders' Agreement, the Majority Shareholders agreed (i) that Andina and its subsidiaries shall have in effect at all times a Code of Business Conduct in substantially the form agreed by the Shareholders, and (ii) to cause Andina to take appropriate action to assure that the Code of Business Conduct is adequately communicated to management and all employees of Andina and its subsidiaries.

Environmental & Occupational Safety & Health Matters

Pursuant to the Restated Shareholders' Agreement, the Majority Shareholders agreed that the operations of Andina and its subsidiaries will be conducted in compliance in all material respects with the requirements of all applicable environmental laws, regulations, statutes, ordinances and permit conditions, in accordance in all material respects with KO's standards, and in a reasonable manner such that the risk of material liability to governmental entities and/or third parties arising from environmental matters is minimized.

Transfer Restriction; Permitted Transfers

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that their rights to transfer any Shares are restricted, and that no transfer of Shares by any of the KO Shareholders or the Majority Shareholders may be effected except in compliance with the terms of the Restated Shareholders' Agreement. Any attempted or actual transfer in violation of the Restated Shareholders' Agreement shall, to the full extent permitted under applicable Chilean laws or regulations, be of no effect and null and void.

The KO Shareholders may transfer Shares to KO or to any wholly owned subsidiary of KO (a “KO Permitted Transferee”); provided, however, that (i) any Shares transferred to any KO Permitted Transferee shall remain subject to the provisions of the Restated Shareholders' Agreement, and (ii) such KO Permitted Transferee shall agree in writing to be bound by the provisions of the Restated Shareholders' Agreement. Prior to such time as any KO Permitted Transferee holding any Shares shall cease to be a wholly owned subsidiary of KO, such KO Permitted Transferee shall transfer all Shares then owned by it to the KO Shareholders or to another KO Permitted Transferee.

The Majority Shareholders may transfer Shares to any wholly owned subsidiary of a Majority Shareholder (a “Majority Shareholder Permitted Transferee”); provided, however, that (i) any Shares Transferred to a Majority Shareholder Permitted Transferee hereunder shall remain subject to the provisions of the Restated Shareholders' Agreement and (ii) such Majority Shareholder Permitted Transferee shall agree in writing to be bound by the provisions of the Restated Shareholders' Agreement. Prior to such time as any Majority Shareholder Permitted Transferee holding any Shares shall cease to be a wholly owned subsidiary of a Majority Shareholder, such Majority Shareholder Permitted Transferee shall transfer all Shares then owned by it to the Majority Shareholders or to another Majority Shareholder Permitted Transferee.

The transfer restrictions set forth in the Restated Shareholders' Agreement shall terminate upon the occurrence of a Put Event or (x) a change in the direct or indirect ownership of the outstanding voting power or equity interest of any of the Majority Shareholders as a result of which the Majority Shareholders Partner Group owns collectively less than 75% of the outstanding voting power or less than 75% of the outstanding equity interests of any of the Majority Shareholders, or (y) a change in the ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders and the Majority Shareholder Permitted Transferees own collectively less than 50.1% of the outstanding voting power or less than 25% of the outstanding equity interest of Andina.

Corporate Reorganization of Freire One, Freire Two and Los Aromos

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that Freire One, Freire Two and Los Aromos will be entitled to perform certain corporate reorganizations and to allocate, with a certain limited exception in the case of Los Aromos, all of the shares issued by Andina to the new corporations and companies resulting from such reorganizations, provided, however, that (i) the corporate reorganizations and allocation of shares of capital stock of Andina must be performed no later than December 31, 2012; (ii) the new corporations and companies resulting from such reorganizations remain exclusively and solely owned directly or indirectly by Majority Shareholders Partners; (iii) on the same date and simultaneously with the performance of the corporate reorganizations and allocation, each of the corporations and companies resulting from such reorganizations agrees to be bound by the terms of the Restated Shareholders' Agreement; and (iv) the undertakings of the Majority Shareholders Partners in the Restated Shareholders' Agreement shall subsist regarding the relevant corporations and companies resulting from such reorganizations.

Right of First Refusal

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that, except for transfers to permitted transferees or pursuant to the Put Right described below, if any Shareholder (the “Transferring Shareholder”) receives a bona fide offer from a third party to sell all or any portion of the Shares held by the Transferring Shareholder (the “Offered Shares”) in a transaction not subject to Right of First Offer described below, the other Shareholders (the “Non-Transferring Shareholders”) shall have the right, to purchase all (but not less than all) of the Offered Shares on the same terms and conditions as those of the bona fide offer.

Right of First Offer

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that, except for transfers to permitted transferees or pursuant to the Put Right described below, if a Shareholder proposes to transfer all or any portion of its Shares (the “Publicly Offered Shares”) in a Public Offering or in Brokers Transactions, then such Transferring Shareholder shall give notice (the “Public Sale Notice”) of such intention to Transfer the Publicly Offered Shares to the Non-Transferring Shareholders. Such Public Sale Notice shall set forth: (i) the number of Publicly Offered Shares proposed to be transferred; (ii) the price per Share determined in good faith by the Transferring Shareholder on the date of the Public Sale Notice (the “First Offer Price”), (iii) the planned date of such Transfer, and (iv) any other material proposed terms of the Transfer. The Non-Transferring Shareholders shall have the right, for a period of 60 days following the date such Public Sale Notice is received (or if the KO Shareholders are the Non-Transferring Shareholders, until 15 days after the first meeting of the KO Board of Directors which is held at least 30 days after the date on which the KO Shareholders receive the Public Sale Notice), to notify the Transferring Shareholder of the election to purchase the Publicly Offered Shares at the First Offer Price (the “First Notice Period”).

If the Non-Transferring Shareholders do not exercise the right to purchase the Publicly Offered Shares within the First Notice Period, or if, following exercise of such right, the Non-Transferring Shareholders shall fail to consummate the purchase of the Publicly Offered Shares within the applicable time period, then the Transferring Shareholder shall have the right for a period of 90 days after the termination of the First Notice Period (or after the earlier waiver by the Non-Transferring Shareholders of the right to purchase), to transfer the Publicly Offered Shares at a price not less than 90 percent of the First Offer Price (x) in a Public Offering, or (y) in Brokers Transactions.

If the Transferring Shareholder proposes to transfer Shares in a Public Offering, as near as reasonably practicable to the date of transfer the Transferring Shareholder shall give notice to the Non-Transferring Shareholders (the “Second Offer”) to sell to the Non-Transferring Shareholders the Publicly Offered Shares at the price per share indicated in good faith and in writing by the lead underwriter or purchaser of such Shares as the estimated offering price therefor (the “Second Offer Price”), provided, however, that no Second Offer need be made if the Second Offer Price would be more than 90 percent of the First Offer Price. The Non-Transferring Shareholders shall have the right, for a period of 24 hours (the “Second Offer Period”), to notify the Transferring Shareholder of the election to accept the Second Offer. If the Non-Transferring Shareholders timely exercise the right to purchase the Publicly Offered Shares, the purchase, sale and transfer of the Publicly Offered Shares shall take place on a date fixed by the Non-Transferring Shareholders, which must be a date within 60 days after the receipt of the Second Offer. If the Non-Transferring Shareholders fail to timely exercise the right to purchase the Publicly Offered Shares within the Second Notice Period, or fail to consummate the purchase of the Publicly Offered Shares within the applicable time period, then the Transferring Shareholder shall have the right for a period of 90 days after the termination of the Second Notice Period (or after the earlier waiver by the Non-Transferring Shareholder of the right to purchase), to transfer the Publicly Offered Shares in a Public Offering.

Put Right

Pursuant to the Restated Shareholders' Agreement, the Shareholders agreed that upon the occurrence of a Put Event, the KO Shareholders shall have the right (a “Put Right”) to require the Majority Shareholders to purchase all, but not less than all, of the shares of Andina stock owned by them (except as provided in the next sentence) at the Put Price (calculated on a per share basis) as determined below. For purposes of the Put Right, the Shareholders agreed that the shares of Andina stock subject to the Put Right shall include only the Shares owned by the KO Shareholders on the date of the Restated Shareholders' Agreement and any additional shares of Andina capital stock acquired by the KO Shareholders through the exercise of their preemptive rights. The KO Shareholders shall give written notice to the Majority Shareholders of their intention to exercise their Put Right within 15 days after the date of the first meeting of the KO Board of Directors which is held at least 30 days after the date upon which the KO Shareholders receive written notice of the determination of the Put Price.

The Put Price shall be determined as follows:

(i)
If the shares to be purchased by the Majority Shareholders pursuant to the Put Right are shares of Series A Stock, the Put Price for such shares shall be mutually agreed upon by the KO Shareholders and the Majority Shareholders or, if the KO Shareholders and the Majority Shareholders are unable to agree within 30 days after the request by the KO Shareholders for the determination of the Put Price, the Majority Shareholders, on the one hand, and the KO Shareholders, on the other hand, shall each choose an internationally recognized investment banking firm with experience in the analysis of soft drink businesses, and each of those two firms within 60 days from the date of their engagement shall prepare an appraisal setting forth its determination of the Put Price. If such two firms do not agree on the Put Price and following such determination the KO Shareholders and the Majority Shareholders continue to be unable to agree upon the Put Price within ten days from the expiration of such 60-day term, the two firms shall, in good faith, select a third investment banking firm, which third firm shall be an internationally recognized firm with experience in the analysis of soft drink businesses. The third investment banking firm so selected shall within 45 days from the date of its engagement prepare an appraisal setting forth its determination of the Put Price, which determination shall be final and binding to the parties. The Put Price of the shares of Series A Stock shall be the price that a holder of shares of Series A Stock would receive upon the sale of such shares in a transaction under market conditions between a willing seller and a willing buyer as of the date of the request by the KO Shareholders that the Put Price be determined.

(ii)	If the Shares to be purchased by the Majority Shareholders pursuant to the Put Right are shares of Series B Stock, the Put Price shall be the Market Value of such shares of Series B Stock.

Amended Option Agreement; Fundamental Transactions

Pursuant to the Restated Shareholders' Agreement, the parties agreed that on the date the Merger becomes effective and concurrently with the execution of the Merger effectiveness deed (but in no event later than August 31, 2012) the parties will execute and enter into an amendment to the Option Agreement (the “Amended Option Agreement”), pursuant to which the Majority Shareholders will agree to provide the KO Shareholders with a call right relating to Shares held by the Majority Shareholders and agree to certain restrictions regarding the transfer of Shares held by the Majority Shareholders. The Option Agreement shall continue to be binding among the parties thereto until the Amended Option Agreement becomes effective.

At least 90 days prior to taking any action with respect to any of the following matters (a “Fundamental Transaction”), the Majority Shareholders and the Majority Shareholders Partners will provide the KO Shareholders with written notice of the intent to take such action:

(i)	the sale of all or substantially all of the assets of Andina;

(ii)	any reorganization, merger, consolidation, share exchange or business combination involving Andina;

(iii)
any change in the direct or indirect ownership of the outstanding voting power or equity interests of any of the Majority Shareholders as a result of which the Majority Shareholders Partner Group owns collectively less than 75% of the outstanding voting power or less than 75% the outstanding equity interests of any of the Majority Shareholders;

(iv)
any change in the direct or indirect ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders own in the aggregate less than 50.1% of the outstanding voting power of Andina or less than 25% of the outstanding equity interests of Andina; or

(v)
a stock split, subdivision, stock dividend, extraordinary dividend or dividends or other reclassification, consolidation or combination of Andina's voting securities or any similar action or transaction.

From the date of any request by the KO Shareholders to initiate the option exercise period provided for in the Amended Option Agreement until the closing of the purchase of the Shares subject to the call option provided for in the Amended Option Agreement by the KO Shareholders, the Majority Shareholders agreed that they (x) will not take, and will not vote their shares of Andina stock in favor of, any action with respect to any Fundamental Transaction and (y) will cause Andina to carry on its business in the ordinary course.

Each of the Majority Shareholders agreed that it will not convert or exchange, and will not take any action with respect to the conversion or exchange of, any Shares into shares of Series B Stock.

Preemptive Rights

The KO Shareholders reserved their rights, to the full extent permitted under applicable Chilean laws and regulations, to maintain their pro rata share ownership of Series A Stock, Series B Stock or other capital stock through the exercise of preemptive rights. If Andina issues additional shares of capital stock to existing shareholders in a preemptive rights offering (a “Preemptive Rights Offering”), the Majority Shareholders agreed that they will not vote their Shares in favor of, or permit, the setting of a price for any shares of capital stock which may be offered to third parties (even if such shares are to be acquired in a transfer on a stock exchange) which is lower than the price at which shares of capital stock were offered to the KO Shareholders in the Preemptive Rights Offering without the prior written consent of the KO Shareholders.

Termination

The rights and obligations of the parties to the Restated Shareholders' Agreement shall terminate if any of the KO Shareholders voluntarily transfers Shares in a sale to a person other than KO or a subsidiary of KO, and, as a result of such sale, during the 30 days following such sale KO and its subsidiaries own less than 15.66 million shares of Series A Stock.

The rights and obligations of the parties to the Restated Shareholders' Agreement relating to KO board representation shall terminate if both (i) the Majority Shareholders notify the KO Shareholders in writing that the ownership level of Andina stock held by KO and its subsidiaries has fallen below 4% of the Series A Stock, and (ii) within one year following the receipt of such written notice KO and its subsidiaries fail to restore their ownership of Andina stock to at least such applicable 4% level.

The rights and obligations of the parties to the Restated Shareholders' Agreement relating to KO board representation, but only with respect to the nominating of a second director by the KO Shareholders, shall terminate if both (i) the Majority Shareholders notify the KO Shareholders in writing that the ownership level of Andina stock held by KO and its subsidiaries has fallen below 10% of the Series A Stock, and (ii) within one year following the receipt of such written notice KO and its subsidiaries fail to restore their ownership of Andina stock to at least such applicable 10% level.

Certain Definitions

The following capitalized terms used but not otherwise defined in this Item 6 have the following meanings for purposes of the description of the Restated Shareholders' Agreement:

“Brokers Transactions” means brokers' transactions on any exchange or in any over-the-counter market, including brokers' transactions within the meaning of Rule 144 under the Securities Act of 1933, as amended.

“Market Value” (as calculated on a per share basis) means the quotient of the average closing price of the Series A Stock or Series B Stock, as applicable, as reported on the Santiago Stock Exchange (“Bolsa de Comercio de Santiago”) for the 12-month period ended on the trading date immediately prior to the date of delivery of the notice by the KO Shareholders exercising the Put Right.

“Majority Shareholders Partner Group” means:

(a)	Any of the Majority Shareholders Partners;

(b)	Any of the spouses of the Majority Shareholders Partners;

(c)	Any of the lineal descendants (whether natural or adopted) of any of the Majority Shareholders Partners;

(d)
Any individual who, in circumstances where the transferor at the time of his death did not have a spouse or any lineal descendants, receives shares of the Majority Shareholders by intestacy from (i) a Majority Shareholder Partner, (ii) a lineal descendant (whether natural or adopted) of any of the Majority Shareholder Partners, or (iii) a person who has previously received shares of the Majority Shareholders by intestacy as described in this paragraph (d);

(e)	Any wholly owned subsidiary of any of the foregoing; and

(f)
Any trust formed for the benefit of any the persons listed in clauses (a), (b), (c) or (d) if one or more persons listed in clauses (a), (b), (c) or (d) retains full voting and investment power over the assets of such trust.

“Public Offering” means a widely distributed underwritten public offering of securities pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements thereof.

“Put Event” means (i) the sale of all or substantially all of the assets of Andina or (ii) any merger, consolidation, share exchange, business combination or similar transaction involving Andina as a result of which Andina is not the surviving entity or any reorganization involving any third party in which Andina is not the surviving entity.

“Series A Stock” means the Series A shares of capital stock of Andina.

“Series B Stock” means the Series B shares of capital stock of Andina.

“Shares” means any shares of capital stock of Andina, any securities or other options or rights convertible into or exchangeable for any shares of capital stock of Andina, or any American Depository Shares or other instruments representing shares of capital stock of Andina whether or not issued or outstanding on the date of the Restated Shareholders' Agreement; provided that the term “Shares” shall not include any shares of Series B Stock or any American Depository Shares or other instruments representing shares of Series B Stock so long as shares of Series B Stock do not have voting power which is in any material respect greater than the voting provided as of this date to the Series B Stock.

A copy of the Restated Shareholders Agreement and the form Amended Option Agreement are attached as Exhibits 99.2 and 99.5, respectively, and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Amended and Restated Shareholders' Agreement
Exhibit 99.3	Coca-Cola de Chile Power of Attorney [Translated from Spanish]
Exhibit 99.4	Servicios y Productos Para Bebidas Refrescantes S.R.L Power of Attorney [Translated from Spanish]
Exhibit 99.5	Form of Amendment to Stock Purchase Option and Custody Agreement [Translated from Spanish]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2012	THE COCA‑COLA COMPANY By: /s/ Christopher P. Nolan Christopher P. Nolan Vice President and Treasurer
Date: June 29, 2012	THE COCA‑COLA EXPORT CORPORATION By: /s/ Christopher P. Nolan Christopher P. Nolan Vice President and Treasurer
Date: June 29, 2012	COCA‑COLA DE CHILE S.A. By: /s/ Sylvia Chamorro and /s/ Alejandro del Basto Sylvia Chamorro and Alejandro del Basto Attorneys-in-Fact
Date: June 29, 2012	SERVICIOS y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: /s/ Alejandro del Basto Alejandro del Basto Attorney-in Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Amended and Restated Shareholders' Agreement
Exhibit 99.3	Coca-Cola de Chile Power of Attorney [Translated from Spanish]
Exhibit 99.4	Servicios y Productos Para Bebidas Refrescantes S.R.L Power of Attorney [Translated from Spanish]
Exhibit 99.5	Form of Amendment to Stock Purchase Option and Custody Agreement [Translated from Spanish]